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                                                                    EXHIBIT 99.1


                                [QIAO XING LOGO]

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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE                 INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone          15477 Ventura Boulevard
Tangquan, Huizhou City                        Suite 202
Guangdong, PRC                                Los Angeles, CA 91403

Contact:     Keneath Chen                     Contact:     Haris Tajyar
             Corporate Finance Dept.                       Managing Partner
             (011) 86-752-2820268                          (818) 981-5300
             qxxiao@pub.huizhou.gd.cn                      htajyar@irintl.com


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FOR IMMEDIATE RELEASE
APRIL 12, 2002

          QIAO XING ANNOUNCES $8.4 MILLION ORDER FOR Q200 MOBILE PHONES

     Q200 PHONES RECENTLY INTRODUCED BY QIAO XING AS WORLD'S FIRST FOLDING
                   DUAL-DISPLAYED MOBILE PHONE WITH FM RADIO

  GUANGDONG, China & LOS ANGELES--(BUSINESS WIRE)--April 12, 2002-- Qiao Xing
     Universal Telephone (Nasdaq:XING - news), the second largest telephone manufacturer in China, today announced it has received an order for 50,000 sets of the Company's recently introduced Q200 mobile phones, valued at $8.4 million, from Shenzhen SED Trade Development Co., Ltd. and two other customers. Qiao Xing expects to deliver the phones by May 31, 2002 and, accordingly, will recognize the revenues from this order in the current second quarter. Shenzhen SED Trade Development Co., Ltd. is a wholly-owned subsidiary of Shenzhen SED Industrial
                       Co., Ltd., a China listed company.

 Mr.Rui Lin Wu, Chairman of Qiao Xing Universal, said, "We are pleased with the strong initial acceptance of our recently introduced Q200 GSM mobile phone, the world's first folding dual-displayed mobile phone with an FM radio. We believe these advanced functions coupled with our very competitive pricing will position the Q200 as the mobile phone of choice in the Chinese marketplace. We look forward to continuing our aggressive sales and marketing strategy for this new model phone and expect to announce additional orders shortly."


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ABOUT QIAO XING UNIVERSAL TELEPHONE

Qiao Xing Universal Telephone
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In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

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